CANANDAIGUA NATIONAL CORPORATION

72 S. Main Street

Canandaigua, NY 14424

December 27, 2010

Division of Corporation Finance

U.S. Securities and Exchange Commission                            Facsimile: 202-813-6983

Washington, D.C. 20549

Attn. Messrs. Michael Seaman, Christian Windsor and Amit Pande and

Ms. Babette Cooper

Re:

Canandaigua National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 (Form 10-K”)

Form 10-Q for Quarterly Period Ended September 30, 2010 (“9.30.10 10-Q”)
File No. 000-18562

Ladies and Gentlemen:

This letter sets forth the initial response of Canandaigua National Corporation (the “Company”) to your letter, dated December 13, 2010, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filings listed above.  For your convenience, the comments are reproduced below before the Company’s answers.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.

Please tell us if you believe the shares of your common stock being auctioned by the bank’s trust department are being offered and sold in compliance with Section 5 of the Securities Act of 1933 and provide us with an in-depth factual and legal analysis supporting your conclusion.

Company response:  We have referred this matter to counsel, which is taking it under advisement on our behalf.  A conference call with Staff and counsel is being established for early January 2011.

Division of Corporation Finance

U. S. Securities and Exchange Commission

December 27, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Note 8 – Fair Value Measurements, page 13

2.

It appears you have reclassified various recurring liabilities as using level 3 inputs in determining fair values as of September 30, 2010 and 2009 that were reported as using level 2 inputs in your Form 10-Q as of June 30, 2010.  We did not note the reconciliation disclosure required by ASC Topic 820-10-50-2c for transfers into level 3. Please provide us with the missing disclosures and revise future filings accordingly.

Company response:  Despite a comprehensive review process, we inadvertently included the subject liabilities in the Level 3 column, although they are a Level 2 measurement.  We are aware of the disclosure required by ASC Topic 820-10-50-2c . The referenced reconciliation disclosure was not included, because we had not made a transfer.  We will endeavor to ensure future filings do not contain this error. In evaluating this error, we have considered the guidance in Staff Accounting Bulletin #99, and relevant authoritative literature. Based upon the qualitative and quantitative nature of the disclosure error, and considering knowledge of all relevant facts, we do not believe it is material.  The amounts and types of liabilities reported are immaterial to the balance sheet and its component line items. We do not find it probable that a user of the financial statements would, relying on this disclosure item, have changed their assessment of the Company or have otherwise been influenced by the error.

Management’s Discussion and Analysis, page 17

Non-Performing Assets, page 25

3.

We note your troubled debt restructurings of $4.8 million and your disclosure stating these loans pertain to one commercial real estate lending relationship. Given the significance of this restructured loan, please tell us and revising future filings to disclose the following:

?

A description of the key features of the modification including the significant terms modified and whether the modification is short-term or long-term;

?

Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

?

Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc.)

Company response:  As discussed with and agreed to by Ms. Cooper via telephone on December 16, 2010, we will address your queries in our 2010 Annual Report and 10-K using the relevant disclosures in consideration of existing guidance and updates to ASC Topic 310 as required under Accounting Standards Update 2010-20.

Division of Corporation Finance

U. S. Securities and Exchange Commission

December 27, 2010

.

4.

Please tell us and disclose in future filings the amount of modified loans by type that you believe to not meet the definition of a troubled debt restructuring.

Company response:  As discussed with and agreed to by Ms. Cooper via telephone on December 16, 2010, other than the restructured loan already disclosed, we do not have any material (individually or in aggregate) modified loans that meet the definition of a troubled debt restructure.  In the normal course of business we may make minor concessions to consumer borrowers, such as extending a payment term for a month, or skipping a principal payment for a month (typically during the holiday season), or temporarily suspending payments during an unemployment period.  In all cases interest due continues to accrue for the borrower. The Company continues these loans on accrual status as payment is reasonably assured.

5.

Given the fact that the increases in nonperforming loans resulted from a small number of large commercial loans becoming past due, please tell us if you have performed any commercial real estate workouts whereby an existing loan was restructured into multiple new loans (i.e. Note A/Note B structure). If so, please tell us and consider disclosing:

?

The amount of loans that have been restructured using this type of workout strategy in each reporting period presented;

?

The benefits of this workout strategy, including the impact on interest income and credit classifications; and

?

The general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and a current market rates.

Company response:  As discussed with Ms. Cooper via telephone on December 16, 2010, we do not have any Note A/Note B structures.

Division of Trading and Market Comments

6.

Please explain the applicability of the broker-dealer registration provisions of Section 15 of the Securities Exchange Act of 1934 to your efforts in assisting shareholders sell their shares of your common stock through the bank’s trust department.  Also, please tell us how customer funds and securities are handled.

Company response:  We have referred this matter to counsel, which is taking it under advisement on our behalf.  A conference call with Staff and counsel is being established for early January 2011.

Division of Corporation Finance

U. S. Securities and Exchange Commission

December 27, 2010

7.

Please provide an analysis regarding the applicability of Rule 3b-16 under the Securities Exchange act of 1934 (17 CFR 240.3b-16) and Regulation ATS to the activities of the trust department

Company response:  We have referred this matter to counsel, which is taking it under advisement on our behalf.  A conference call with Staff and counsel is being established for early January 2011.

Conclusion

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or additional comments, please call me at 585-396-4260 ext. 36044 or Steven H. Swartout, Esq., the Company’s Executive Vice President and General Counsel, at 585-394-4260, ext 36107.

Sincerely,

~~/s/~~  Lawrence A. Heilbronner

Executive Vice President and Chief Financial Officer and its Principal Accounting Officer